UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933.
Commission File Number 0-7694
Coinmach Corporation
(Exact name of registrant as specified in its charter)
303 Sunnyside Boulevard
Suite 70
Plainview, New York
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9% Senior Notes due 2010
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0
Pursuant to the requirements of the Securities Exchange Act of the 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 2, 2006	By:	/s/ Robert M. Doyle
		Name:	Robert M. Doyle
		Title:	Chief Financial Officer